June 9, 2003


Branden T. Burningham, Esq.
455 East 500 South, #205
Salt Lake City, Utah 84111

Re:       Oak Ridge Micro-Energy, Inc., a Colorado corporation (the
          "Company")

Dear Mr. Burningham:

          Thank you for your letter dated June 9, 2003, regarding the S-8 proposals of the Securities and Exchange Commission, which I have reviewed.

          I am not a public relations person for the Company or any other entity. I have not and do not intend to raise any funding for the Company. The services I will render and intend to render for the benefit of the Company include providing advice, documentation and information only to the Company regarding the services I have performed as outlined in the Engagement Letter, and that no services rendered under the Engagement Letter for which I will receive securities registered on Form S-8 shall be "capital raising" services as that term is defined in applicable securities laws, rules and regulations, or services that may be deemed to be services that promote or maintain a market for the securities of the Company; however, to the extent that I do render "capital raising" services, these will be paid in cash and/or "restricted securities" as that term is defined under applicable United States Securities laws, rules or regulations.

     I also understand that no services can be rendered by me in connection with any "reverse" reorganization or merger, and none are anticipated to be rendered.

          I acknowledge receipt of a copy of the written Engagement Letter and that I have access to the website of the Securities and Exchange Commission where I have reviewed all reports filed by the Company with the Securities and Exchange Commission during the past 12 months.

          Thank you.

                              Very truly yours,

                              /s/ Leonard W. Burningham